Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

January 16, 2019

Seth Taube

Chief Executive Officer

Sierra Income Corporation

280 Park Avenue, 6th Floor East
New York, 10017

Dear Stockholder:

I would like to take a moment to summarize the key benefits for stockholders of Sierra Income Corporation (“Sierra”) of the proposed merger between Sierra and Medley Capital Corporation (“MCC”) and Sierra’s acquisition of Medley Management Inc. (“MDLY”) (the “Transaction”) and respond to some of the frequently asked questions we have been receiving regarding the Transaction. I also would like to explain why Sierra’s Board of Directors and the special committee comprised solely of its independent directors (the “Special Committee”) believe the Transaction is in your best interests. Additionally, I strongly encourage you to review the presentation summarizing these points as well as read the Joint Proxy Statement/Prospectus relating to the Transaction, which are available on Sierra’s website (www.sierraincomecorp.com) and in the EDGAR database on the SEC’s website (www.sec.gov).

WHAT ARE THE POTENTIAL BENEFITS OF THE TRANSACTION TO SIERRA STOCKHOLDERS AND WHY SHOULD YOU VOTE FOR IT?

The Transaction will create a new investment management firm with significant scale and approximately $4.8 billion in assets under management that is well-positioned for sustainable and profitable growth.

Specifically, compared to standalone Sierra, the surviving companies (collectively, the “Combined Company”) are expected to:

●	Increase earnings and your distribution for the twelve months following the Transaction;[1]

●	Create the second largest internally managed business development company (“BDC”);

●	Strengthen the Combined Company’s balance sheet and improve portfolio diversification;

●	Streamline the corporate structure and reduce certain redundant operating costs;

[1]	As disclosed in Sierra’s Proxy Statement/Prospectus, Sierra expects the Combined Company’s distribution for the first twelve months following the closing of the Transaction will be $0.055 per share per month, which will consist of a regular base distribution per share of $0.045 and a supplementary distribution per share of $0.010. However, the Combined Company’s board of directors, in its sole discretion, will determine the amount of cash to be distributed to the Combined Company’s stockholders based on various factors including, but not limited to, its results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures and any stock repurchase program. Consequently, there can be no assurances your distribution will increase and the Combined Company’s distribution levels may not be as disclosed and may fluctuate.

●	Enhance the corporate governance of the Combined Company by increasing the percentage of directors who will be independent;

●	Provide a potential growth engine through the acquisition and internalization of MDLY by increasing net investment income over time through the addition of new products and assets under management growth outside of the BDC;

●	Position the business to potentially capture a premium valuation as internally managed BDCs typically have traded at a premium price to net asset value multiple vs. externally managed BDCs of 64.7%, 63.3% and 59.3% over a one-, three- and five-year period, respectively;[2] and

●	Increase liquidity as Sierra common stock will be listed on the New York Stock Exchange, with such listing expected to be effective as of the closing of the Transaction.

WILL THE TRANSACTION BE ACCRETIVE? WILL IT PROTECT OR INCREASE YOUR DISTRIBUTION?

The Transaction is expected to be accretive to Sierra earnings and result in stable distributions for Sierra stockholders that may increase over time. In fact, while there can be no assurances, Sierra stockholders are expected to receive an increase in monthly distributions following the closing of the Transaction as a result of accretion to net investment income.

WHAT WILL THE COMBINED COMPANY LOOK LIKE FOLLOWING THE CLOSING OF THE TRANSACTION? HOW IS IT EXPECTED TO ENHANCE YOUR INVESTMENT?

The Combined Company will have the following attributes:

●	$2 billion of assets on its balance sheet with approximately $1.1 billion of net asset value and a large asset management subsidiary that we believe is well-positioned for future growth;[3]

Source: Management, MCC filings Sierra filings.

[2]	Based on Bloomberg, CapitalIQ and IBES as of January 2, 2019. Externally-managed BDCs include: BKCC, CPTA, FDUS, GAIN, MRCC, OCSI, SUNS, TCRD, TPVG (defined as externally-managed BDCs with $500 million - $1 billion in total assets); Internally-managed BDCs include: MAIN and HTGC. There can be no assurance that the Combined Company will trade at a premium price to net asset value in the same manner as other internally managed BDCs.
[3]	As of September 30, 2018.

●	Immediate liquidity to Sierra stockholders through the public listing of the Combined Company’s common stock;

●	Increased size and diversification of the combined portfolio, which we believe will provide broader access to the capital markets and lower costs of capital;

●	Expanded solutions for borrowers and partners and a greater array of financing options; and

●	Stronger alignment between management and stockholders, with five of six directors being independent.

WHY IS THE TRANSACTION IN THE BEST INTERESTS OF SIERRA STOCKHOLDERS?

The Transaction is the outcome of a comprehensive, independent process. Based upon the recommendation of their respective Special Committees, the Boards of Directors for Sierra, MCC and MDLY unanimously recommend that their respective stockholders vote “FOR” the MCC merger and MDLY merger, as applicable.

In forming its Special Committee, Sierra’s Board of Directors granted the Special Committee broad authority to consider all available alternatives. As part of its evaluation of the Transaction, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of various alternatives, including the standalone alternative available to Sierra. The Sierra Special Committee determined that the proposed Transaction was in the best interests of Sierra stockholders and unanimously recommended that Sierra’s Board of Directors approve the MCC merger agreement and the MDLY merger agreement and the transactions contemplated thereby, including the MCC merger and the MDLY merger.

Importantly, based on the merger consideration to be received by management in connection with the Transaction, the net effect of such merger consideration will be that management will roll over approximately 100% of their after tax proceeds in connection with the Transaction into shares of the Combined Company’s common stock, which shares will be subject to a 12-month lock-up period.

WHAT HAPPENS IF THE PROPOSED TRANSACTION IS NOT APPROVED?

There are potential risks for Sierra stockholders if the Transaction is not approved and may include:

●	No immediate liquidity for stockholders;

●	No potential opportunity to achieve an internally managed BDC trading multiple;

●	Negative impact on Sierra’s ability to pay distributions at its current level;

●	No expected increase in earnings or net asset value per share as a result of the Transaction;

●	The Sierra offering remaining closed to new investors; and

●	Standalone business that does not have the more streamlined structure offered by the Combined Company.

HOW DO I VOTE?

You can vote “FOR” the MCC merger and the MDLY merger by authorizing your proxy by telephone or through Internet or by filling out, signing and dating the enclosed voting instruction form and returning it in the postage-paid envelope provided. If you have any questions, or need assistance with the voting of your shares, please contact our proxy solicitor, Alliance Advisors, at 1-833-814-9451, Monday through Friday between 9 a.m. and 10 p.m. and Saturday between 10 a.m. and 6 p.m. Eastern Time.

If you have any questions about the Transaction, please feel free to call me or investor relations at 212-759-0777.

Your vote is very important. Regards,

Seth Taube

Chief Executive Officer

Sierra Income Corp.

DISCLAIMER

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra Income Corporation (“Sierra”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form N-14 that includes a joint proxy statement and constitutes a prospectus (collectively, the “Joint Proxy Statement/Prospectus”) of Sierra, Medley Capital Corporation (“MCC”), and Medley Management Inc. (“MDLY”). The Joint Proxy Statement/Prospectus, as applicable, was first being mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s web site at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Solicitation

Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Sierra, MCC, and MDLY stockholders in connection with the proposed transactions is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials that may be to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and MDLY may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and MDLY’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the risk that the Combined Company’s common stock will trade at a discount to net asset value, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or MDLY’s common stock.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and MDLY’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this communication represent Sierra’s, MCC’s and MDLY’s views as of the date of hereof. Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or MDLY’s views as of any date subsequent to the date of this material.

5